Mail Stop 4561

December 16, 2008

Mr. James N. Young
Chief Financial Officer
Residential Capital, LLC
One Meridian Crossings
Minneapolis, MN 55423

> **Re:** **Residential Capital, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008**
> **File No. 1-08918**

Dear Mr. Young:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief